☐ Form 10-K ☐ Form 20-F ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File No.
–0-8488
IRS ID No.
63-0372577

For Period Ended: June 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

{For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing check abs over, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

TWENTY SERVICES, INC.

20 Cropwell Drive – Suite 100

Pell City, Alabama 35128

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be file without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-K, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Management of TWENTY SERVICES, INC. (the “Company”) has been working diligently to complete all the required information for its quarterly report on Form 10-Q for the quarter ended June 30, 2007 (the “Form 10-Q”), and portions of such information have been completed as of this date. However, the Form 10-Q could not be completed by the prescribed due date due to the fact that the preparation of the Company’s latest Quarterly report on Form 10-Q has taken longer than anticipated and could not be completed by the required filing date of August 14, 2007 without unreasonable effort and expense. The Company anticipates filing its quarterly report within the five-day extension period.

(1)	Jack C. Bridges (205) 884-7932

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ YES ☒ NO

If so, attach an explanation of the anticipated change, both narratively And quantitatively, and, if appropriate, state the reasons why a reasonable Estimate of the results cannot be made.

TWENTY SERVICES, INC.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 8/15/2007	By:	/s/ Jack C. Bridges
Executive Vice President
And Chief Financial Officer